Exhibit 21.1
List of Subsidiaries of KKR FS Income Trust

Name of Subsidiary	State of Incorporation or Organization
K-FIT Finance AB-1 LLC	Delaware
K-FIT Investments, LLC	Delaware
K-FIT Investments II, LLC	Delaware
K-FIT Finance CO-1 LLC	Delaware